As confidentially submitted to the Securities and Exchange Commission on March 10, 2021 as Amendment No. 2 to the draft registration statement submitted on December 23, 2020.
This Amendment No. 2 has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VACCITECH LIMITED*
(Exact name of registrant as specified in its charter)

England and Wales (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Vaccitech Limited
The Schrödinger Building
Heatley Road
The Oxford Science Park
Oxford OX4 4GE
United Kingdom
+44 (0) 1865 818 808
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Robert E. Puopolo Marishka DeToy Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 United States of America +1 (617) 570-1000	Andrew Harrow Goodwin Procter (UK) LLP 100 Cheapside London EC2V 6DY United Kingdom +44 (0) 20 7447 4200	Richard D. Truesdell, Jr. Marcel R. Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 United States of America +1 (212) 450-4000	Simon Witty Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR United Kingdom +44 (0) 20 7418 1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Ordinary shares, nominal value £0.01 per share(3)	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional ordinary shares represented by American Depositary Shares, or ADSs, that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

(3)
These ordinary shares are represented by ADSs, each of which represents      ordinary shares of the registrant. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-     ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
Prior to completion of this offering, we intend to affect a corporate reorganization whereby shareholders of Vaccitech Limited will exchange their shares for those of a newly-created private limited company. We then intend to alter the legal status of the newly-created entity under the laws of England and Wales, or English law, from a private limited company by re-registering as a public limited company and changing the name to Vaccitech plc prior to completion of this offering.

Explanatory Note
This Amendment No. 2 ("Amendment No. 2") to the Draft Registration Statement ("Draft Registration Statement") is being filed solely for the purpose of filing Exhibits 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8. This Amendment No. 2 does not modify any provisions of the prospectus that forms a part of the Draft Registration Statement and accordingly, such prospectus has been omitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the Securities and Exchange Commission, The Nasdaq Global Market initial listing fee and the filing fee payable to FINRA, all amounts are estimates.
Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market initial listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers.
Subject to the Companies Act 2006, members of the registrant’s board of directors and its officers (excluding auditors) have the benefit of the following indemnification provisions in our articles of association, or the Articles:
Current and former members of the registrant’s board of directors or officers shall be:
(i)   indemnified against any loss or liability which has been or may be incurred by them in connection with their duties or powers in relation to the company, any associated company (as defined in the Articles) or any pension fund or employees’ share scheme of the company or associated company and in relation to the company’s (or associated company’s) activities as trustee of an occupational pension scheme, including any liability incurred in defending any civil or criminal proceedings in which judgment is given in his or her favor or in which he or she is acquitted or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part or in connection with any application in which the court grants him or her, in his or her capacity as a relevant officer, relief from liability for negligence, default, breach of duty or breach of trust in relation to the company’s (or associated company’s) affairs; and
(ii)   provided with funds to meet expenses incurred or to be incurred in defending any criminal or civil proceedings or application referred to above.
In the case of current or former members of the registrant’s board of directors, in compliance with the Companies Act 2006, there shall be no entitlement to reimbursement as referred to above for (i) any liability incurred to the registrant or any associated company, (ii) the payment of a fine imposed in any criminal proceeding or a penalty imposed by a regulatory authority for non-compliance with any requirement of a regulatory nature, (iii) the defense of any criminal proceeding if the director is convicted, (iv) the defense of any civil proceeding brought by the registrant or an associated company in which judgment is given against the director, and (v) any application for relief under the statutes of the UK and any other statutes that concern and affect the registrant as a company in which the court refuses to grant relief to the director.

In addition, members of the registrant’s board of directors and its officers who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Companies Act 2006 or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.
The board of directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant officer in respect of any relevant loss.
The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.
Item 15. Recent Sales of Unregistered Securities.
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:
(a)
Issuances of Share Capital

In November 2017, five accredited investors purchased an aggregate of 13,790 shares our Series A preferred stock for approximately £14,999,781.15 at £1,087.65 per share.
In February 2018, one accredited investor purchased an aggregate of 4,597 shares of our Series A preferred stock for approximately £4,999,927.05 at £1,087.65 per share.
In December 2018, two accredited investors purchased an aggregate of 3,678 shares of our Series A preferred stock for approximately £6,000,583.44 at £1,631.48 per share.
No underwriters were involved in the foregoing sales of securities. The sales of securities described above were deemed to be exempt from registration pursuant to either (i) Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering or (ii) Regulation S promulgated under the Securities Act in that the offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.
(b)
Grants and Exercises of Options and Restricted Share Awards

Through January 29, 2021, we have granted stock options to purchase an aggregate of 2,059 shares of our common stock, net of forfeitures, with an exercise price of £0.10 per share, to certain employees, directors and consultants pursuant to the EMI Share Option Scheme. Through January 29, 2021, 662 shares of common stock have been issued upon the exercise of stock options pursuant to the EMI Share Option Scheme.
The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The ordinary shares issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.
Item 16. Exhibits and Financial Statement Schedules
(a)
Exhibits

Exhibits number	Description of exhibit
1.1*	Form of Underwriting Agreement.
3.1**	Articles of Association of Vaccitech Limited, as currently in effect.
3.2*	Form of Articles of Association of the registrant (to be effective upon the consummation of this offering).
4.1*	Form of Deposit Agreement.
4.2*	Form of American Depositary Receipt (included in Exhibit 4.1).
5.1*	Opinion of Goodwin Procter (UK) LLP, counsel to the registrant.

Exhibits number	Description of exhibit
10.1*#	EMI Option Scheme and form of award agreement thereunder.
10.2*#	2021 Stock Option and Incentive Plan and forms of award agreements thereunder (to be adopted prior to the effectiveness of this registration statement).
10.3†	License of Technology by and between the Registrant and Oxford University Innovation Limited, dated as of March 4, 2016, as amended on January 14, 2019 and as further amended April 29, 2020.
10.4†	License Agreement by and between the Registrant and Oxford University Innovation Limited, dated as of September 8, 2017.
10.5†	Master Collaboration Agreement by and between the Registrant and CanSino Biologics, Inc., dated as of September 4, 2018.
10.6†	License Agreement by and among the Registrant, The Chancellor, Masters and Scholars of the University of Oxford and Oxford University Innovation Limited, dated as of September 27, 2018.
10.7†	License Agreement by and between the Registrant and Vaccitech Oncology Limited, dated as of November 14, 2018.
10.8†	Clinical Trial and Option Agreement by and among Vaccitech Oncology Limited, Cancer Research Technology Limited, and Cancer Research UK, dated as of December 16, 2019.
10.9*#	Form of Deed of Indemnity between the registrant and each of its directors and officers.
10.10*#	Employment Agreement between the Registrant and William Enright, to be in effect upon the closing of this offering.
10.11*#	Employment Agreement between the Registrant and Georgy Egorov to be in effect upon the closing of this offering.
10.12*#	Employment Agreement between the Registrant and Thomas G. Evans, MD, to be in effect upon the closing of this offering.
10.13*#	Employment Agreement between the Registrant and Margaret Marshall, MD, to be in effect upon the closing of this offering.
10.14*#	Employment Agreement between the Registrant and Chris Ellis, to be in effect upon the closing of this offering.
10.15*#	Employment Agreement between the Registrant and Graham Griffiths, to be in effect upon the closing of this offering.
10.16*	Lease Agreement by and between the Registrant and Oxford Sciences Innovation plc, dated March 27, 2019.
21.1**	Subsidiaries of the Registrant.
23.1*	Consent of BDO LLP, independent registered public accounting firm.
23.2*	Consent of Goodwin Procter (UK) LLP, counsel to the registrant (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to this registration statement).

†
Certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

*
To be submitted by amendment.

**
Previously filed.

#
Indicates a management contract or any compensatory plan, contract or arrangement.

(b)
Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the audited consolidated financial statements and notes thereto.

Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(i)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, under the laws and regulations of England and Wales, on                 , 2021.
VACCITECH LIMITED
By:

William Enright
Chief Executive Officer
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William Enright and Georgy Egorov, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the      day of           , 2021.
NAME	TITLE
William Enright	Chief Executive Officer and Director (Principal Executive Officer)
Georgy Egorov	Chief Financial Officer (Principal Financial and Accounting Officer)
Robin Wright	Chairman and Director
Thomas G. Evans	Director
Alex Hammacher	Director
Pierre A. Morgon	Director
Anne M. Phillips	Director

NAME	TITLE
Karen T. Dawes	Director
By: Name: William Enright Title: Chief Executive Officer	Authorized Representative in the United States